

March 2014



Who We Are

GrowBLOX Sciences, Inc., (GBS) (OTC:SXLP) is a research and biotechnical development company setting the gold standard for manufacturing medical cannabis producing technology, as well as discovering, developing, and commercializing proprietary strains of cannabis to treat a broad range of serious medical conditions.

By conducting business and scientific testing through joint-ventures, partnerships, and wholly-owned subsidiaries, we are positioned to become a key player in the emerging medicinal cannabis industry.

GBS was founded by innovators in:

- Hydroponic growing systems
- Horticulture and botany
- Industrial design and engineering
- Business development



Our Philosophy

Our **_MISSION_** is to create the trusted brand of technology that empowers patients with access to the benefits of medicinal-grade cannabis, and to become the trusted producer of consistent and efficacious medicinal cannabis strains.

Our **_APPROACH_** is to become the premier manufacturer of hydroponic medical grow chambers in order to equip strategic alliances and partnerships around the country with the ability to grow medical-grade cannabis and cannabis products in compliance with state and local laws and regulations.

Our **_GOAL_** is to impact the industry by becoming the catalyst for innovation in the new and emerging biotech field and to set the gold standard in excellence in pharmaceutical-grade cannabis research and development.

If cannabis were entirely legal today, it would be a **$46 billion** industry...



Annual Sales

Beer	Cannabis	Coffee/Tea
$96 billion	$46 billion	$11 billion



Public Opinion and State Laws

- Public opinion and state laws increasingly support ending cannabis prohibition, placing enormous pressure on lawmakers to reclassify cannabis in order to reconcile state and federal cannabis laws.

- 20 states and the District of Columbia have enacted laws permitting cannabis consumption and/or distribution for medical use.

- Some states have made certain cannabis offenses low priority for law enforcement.

- Many states are reviewing legislation to legalize cannabis in order to free up law enforcement resources and meet budgetary constraints.



Federal Response

- Despite its classification as a Schedule I substance, the federal government has repeatedly signaled tacit acceptance of state cannabis laws.

- On October 19, 2009, Deputy Attorney General David W. Ogden of the US Justice Department issued a memorandum instructing federal prosecutors not to prosecute individuals and businesses operating in compliance with state medicinal-cannabis laws.

- On August 29, 2013, Attorney General Eric Holder called the governors of Washington State and Colorado to inform them that federal authorities won't pre-empt their state laws permitting recreational use of the drug, which voters approved last year via ballot initiatives.



Federal Response, cont.

- On December 14, 2013, President Obama told Barbara Walters on ABC News, "We've got bigger fish to fry. It would not make sense for us to see a top priority as going after recreational users in states that have determined that it's legal."
- On January 23, 2014, Attorney General Eric Holder announced that he is working with the Treasury Department to create regulations that would allow banks to do business with legal marijuana businesses.
- In a *New Yorker* profile published on January 27, 2014, President Obama reaffirmed the administration's hands-off approach to legalization in Colorado and Washington, noting that "it's important for it to go forward because it's important for society not to have a situation in which a large portion of people have at one time or another broken the law and only a select few get punished."

GrowBLOX™ Controlled Environment Agriculture Chamber

Exterior

Interior





The first hydroponic growing system designed and manufactured to cultivate medicinal cannabis



GrowBLOX Proprietary Advanced Technology

AeroVAPOR™ Misting System

Delivers the ideal blend of moisture, nutrients, and oxygen directly at the roots of the plants for optimal absorption.

Energy-Efficient LED System

Reproduces the specific wavelengths of sunlight needed to promote rapid plant growth.

Intelligent Control System

Continuously monitors, manages, records, and analyzes the growth process while ensuring optimal humidity, CO_2, water, real-time nutrition, light cycles, and temperature levels from seed to harvest.

Advantages of the GrowBLOX™

CULTIVATION ADVANTAGES

- Year-round growing cycle
- 90% less water consumption than standard grow operations
- No topsoil erosion or pesticide use
- No gray water



PRODUCTION ADVANTAGES

- Produces consistent, efficacious, high-quality product every time by:
  - Controlling all growing variables within the chambers throughout the lifecycle of the plant
  - Using proprietary advanced technologies inside the GrowBLOX
- Modular design for easy expansion

MEDICAL CANNABIS INDUSTRY ADVANTAGES

- Proprietary technology is engineered to produce pharmaceutical-grade cannabis that is key to creating new industry standards
- Product is grown in a sterile environment under medical laboratory conditions



Our Target Markets

PRIMARY MARKETS

Retail
Licensed dispensaries and cooperatives that legally supply medical cannabis products to eligible patients

Institutions
Universities and research facilities conducting scientific studies on medical cannabis

SECONDARY MARKETS

Wholesale
Distributors and manufacturers of medical cannabis and cannabis oil

White Label
Distributers and vendors of products we create and package, marketed and sold under their private label



Industry Hurdles

Parties seeking entry into the lucrative cannabis industry often lack the necessary skills and knowledge in the following areas:

1. Understanding and complying with state and local laws and regulations

2. Building and operating safe and efficient cannabis grow facilities

3. Ensuring consistent quality and potency of cannabis yields

4. Effectively extracting and processing cannabis oil, which now represents 30% of cannabis product sales and is expected to grow to 50% in the next year



Industry Hurdles

Medical Cannabis Industry Lacks:

Standard Operating Procedures (SOPs)

Good Operating Procedures (GOPs)

Good Manufacturing Practices (GMPs)

The federal and state governments have not created cultivation, production, and distribution regulations or set standards to ensure medical cannabis patients receive safe medications.



GrowBLOX Sciences Expertise

The executive management team—along with the scientists, botanists, engineers, lawyers, hydroponic growing experts, program managers, and operations professionals at GBS—know how to overcome these hurdles and are dedicated to sharing their knowledge and experience by educating and assisting clients and partners with:

- Interpreting and complying with state and local laws and regulations
- Operating safe and effective medical cultivation and conversion facilities
  - While achieving the best quality medical-grade product
  - Conversion and extraction process
- Working directly with local and state governmental agencies to help create regulatory standards
- Developing new strains of medicinal cannabis that target specific ailments and medical conditions



Revenue Drivers: Overview

We will generate revenue from three main areas:

1. Research, development, and licensing of cannabis strains that map to specific medical conditions

2. Converting these strains to cannabis oils, which can be made into a variety of products for sale

3. Growing and supplying dispensaries and cooperatives with cannabis and cannabis-based products through partnerships in states where cannabis is legal

Revenue Driver #1: GBS R&D Laboratories



GBS will focus on developing and licensing specialized strains of medical-grade cannabis and cannabis oils for the medical consumer market.

Our team of scientists will develop and acquire specialized strains for various ailments such as:

- Cancer
- HIV/AIDS
- Headaches
- Concussions
- PTSD
- Insomnia, stomach problems, seizures, chronic pain, glaucoma, arthritis, migraines, anorexia, depression, etc.



Revenue Driver #2
Cannabis Oil Conversion Labs

Cannabis oil will be produced in licensed conversion labs which utilize GrowBLOX units that meet our strict operating standards.

Cannabis oil is used to produce medicinal-grade products and will be sold in both retail and wholesale markets.



Revenue Driver #3
In-State GBS Partner-Supplier Network

The consumer market increasingly demands more effective and consistent cannabis products. GBS will partner with in-state growers to help them cultivate cannabis that meets patients' needs.

To meet this goal, GBS will provide in-state partners with the partner with:

•Financing

•Licensing

•Grow rooms and labs equipped with GrowBLOX systems

•Operational training and support





Revenue Driver #4
Contractual Cultivation

We empower universities, medical research facilities, and clinical trial teams to grow consistent yields of cannabis by supplying them with GBS systems and our cannabis strains.

Partnering with these entities will lead to more reliable and accurate test outcomes, facilitate recreation of desired results, and fast-track innovation within the company as well as the industry.



Management Team

Craig Ellins, Chief Executive Officer/Chairman

Mr. Ellins has a varied and impressive business background. He has spent more than 30 years discovering emerging trends and creating startups, from being a pioneer in companies offering 24-hour live shopping networks to developing one of the Internet's first streaming video business opportunities. He has launched new products via domestic and international television direct response advertising, including the successful Pilates Performer, BioFlex, Nature's Vision, and the Voit Ab Roller. Mr. Ellins has been sought out for strategic planning by well-known companies, including NetCom, AT&T, Time Warner Inc., K-Tel International, Fingerhut Corporation, Guthy-Renker, Simitar Entertainment, and Stamina Products. Most recently, Mr. Ellins has been developing technology and trade secrets central to the production of cannabis of the variety and type that will support the legal purposes of cannabis that now exist in various states.

Steven Weldon, Chief Financial Officer

Steven Weldon has over 15 years of accounting experience. He is a certified Public Accountant licensed in the State of Florida specializing in tax planning, preparation, and CFO Consulting. Mr. Weldon's financial background also includes seven years in private accounting, several years of which were at the managerial level. In addition, he has served for seven years as both Chief Executive Officer and Chief Financial Officer of publicly traded companies. For several years, he taught accounting and tax courses to undergrad students at Florida Southern College. He received his Bachelor of Science degree and his Masters in Business Administration from Florida Southern College.



Management Team

Ulrich Reimann-Philipp, Ph.D., Botanist

Mr. Reimann-Phillip was Director of Research and Development for Blue Earth Labs from 2001 to 2011. Subsequently, he was the Head Scientist at ProTech, Inc. He completed his post-doctorate fellowship at Washington University. He received his First State Exam (BS Equivalent) in Biology and Physical Education from Christian-Albrechts University in Kiel, Germany in 1985. He received a Ph.D. in Biology (Plant Science) from Christian-Albrechts University in 1989. In 2011, he received an Oklahoma Class A Water and Wastewater Laboratory Certification. He is the inventor of several US Patents and has been published in scholarly publications in biology and water technology.

Wayne Love, Lead Engineer

Mr. Love is an engineering consultant and R&D engineer for companies in the United States, Japan, and China. He is educated, trained, and experienced in equipment engineering, robotics, computer numerical control (CNC) programming, CNC manufacturing, product design, and CAD. He helped bring the Robosaurus, a fire-breathing, car-crushing monster robot, to life. Mr. Love studied at the University of Advancing Computer Technology in Phoenix, Arizona.

Meredith Simmons, Legal and Licensing

Ms. Simmons earned her Bachelor of Arts in Public Communication and Human Relations and Political Science from Western Illinois in 1998 and her Juris Doctorate from the John Marshall Law School in 2005. She served as the Judicial Law Clerk for the Honorable Gerald W. Hardcastle until entering private practice in 2008. Based in Nevada, Ms. Simmons' private practice deals with domestic relations and family law and also gaming, liquor and privileged licensing; land use, zoning, planning, building and licensing; and gaming and liquor law.



Management Team

Rachel Lanham, Corporate Administration and Controller

Ms. Lanham has over 8 years' experience in corporate governance and administration, finance, regulatory compliance, and due diligence. As Managing Director at Gerova Financial Group, Rachel oversaw legal and operational matters, financial reporting, and corporate administration. She has prior involvement with public and private companies as well as startup and early stage companies during periods of the business life-cycle from launches to downsizing. Ms. Lanham earned her Bachelors of Science in Information Technology from Texas State University in 2005.

Lucas Marin, Program Manager

With a solid background in experiential marketing and new product development, Mr. Marin has spent the last decade designing and producing creative elements for top-tier companies such as Sprint, AOL, MEDCO, Absolut, and WIRED magazine. Mr. Marin began his career working in environmental engineering and land reclamation but soon moved into the world of developing new products for bioceutical and nutraceutical companies. He brings to the team a strong understanding of structuring logistics and managing supply chains, as well as developing strategic partnerships to streamline operations. Mr. Marin is an alumnus of New York University and currently lives in Las Vegas, Nevada.